August 14, 2012

Via: First Class Mail and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Mr. Chris White
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated July 31, 2012, regarding
Eldorado Gold Corporation
Form 40-F for the Fiscal Year Ended December 31, 2011
Filed March 31, 2012
File No. 001-31522

Ladies and Gentlemen:

Eldorado Gold Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the July 31, 2012 letter regarding the above-referenced Annual Report on Form 40-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission (“SEC”) on March 30, 2012 (File No. 001-31522).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 40-F for the fiscal year ended December 31, 2011

Exhibit 99.2 - Consolidated Financial Statements

Note 3.3 – Property, plant and equipment, page 15

Staff Comment No. 1

We note that you have several development properties and you disclose expenditures incurred on properties under development are capitalized within property, plant and equipment.  Please expand your disclosure to address how you determine the beginning and ending of the development stage for your mines.

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Eldorado Gold’s Response:

We acknowledge the staff comment and recognize that the development stage is not clearly defined in note 3.4.  The current disclosure in note 3.4 states when we begin to capitalize development costs; however, the development stage itself is currently not explicitly disclosed.

The Company defines the beginning of a project in development stage to be when:

Management determines that there is sufficient evidence to support the probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices.

It is at this point in time, that the Company begins to capitalize the costs of exploration and other activities that are incurred on the project.  The development stage ends when the mine and mill commence commercial production.  The Company plans to revise its accounting policy in future filings to clarify and expand on  note 3.4 to explicitly state the period that our development stage projects cover.

Staff Comment No. 2

We note from your Q1 2012 conference call that you are mining some saleable product during the development phase at one of your mines.  Please expand your accounting policy to discuss how you account for the sale of such product and the criteria used to determine whether it is an offset to capitalized mine development costs or income.

Eldorado Gold’s Response:

There was no pre-commercial production product sold as at December 31, 2011.  We will include the following disclosure in the financial statements in our future filings:

“Revenues realized from sales of pre-commercial production are recorded as a reduction of property plant and equipment.”

Note 3.4 – Exploration and evaluation expenditures, page 16

Staff Comment No. 3

We note your policy on exploration and evaluation expenditures and that you have expended $146.1 million on mine development and capitalized exploration expenditures in the year ended December 31, 2011.  In future filings, please separately identify the amount and disclose where you present capitalized exploration and evaluation assets.  Refer to paragraph 23 of IFRS 6.

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Eldorado Gold’s Response:

In our future filings we will separately disclose the value of the capitalized expenditures as they relate to mine development and capitalized exploration and evaluation expenditures and where they are presented.

Staff Comment No. 4

We note your policy that expenditures incurred on extensions of mineral properties which are already being mined or developed that increase production volume or extend the life or those properties are also capitalized.  Please further clarify the criteria used to determine whether amounts are capitalized.

Eldorado Gold’s Response:

The criteria to determine whether expenditures on extensions of mineral properties are capitalized are the same as those presented for exploration and evaluation expenditures and subsequent mine development costs included in note 3.4.  To acknowledge the staff’s comment, we will clarify this in future filings.

Note 3.19 – Revenue recognition, page 22

Staff Comment No. 5

We note your policy on provisionally priced sales of concentrate in your financial statements for the quarter ended March 31, 2012.  Please tell us whether any of your sales arrangements prior to December 31, 2011 were based on provisional prices and, if so, how you accounted for those sales.  Please expand your disclsoure accordingly, or tell us why you believe no additional disclosure is necessary.

Eldorado Gold’s Response:

There were no sales arrangements for sales of concentrate as at December 31, 2011 that have provisionally priced terms.  The Company did not produce and sell metal concentrates until after the February 24, 2012 acquisition of European Goldfields Ltd., operator of the Stratoni Mine.

As a result of the acquisition we have added the new disclosure in note 3a of our condensed consolidated financial statements for the period ended March 31, 2012, and have made the disclosure more robust in note 3a of our condensed consolidated financial statements for the quarter ended June 30, 2012 by stating, “Due to the acquisition of EGU in February 2012, the Company adopted a new accounting policy for revenue recognition of other metals concentrate.”

Note 30.3 – Seasonality/cyclicality of operations, page 48

Staff Comment No. 6

We note you disclose that you do not consider your operations to be of a seasonal or cyclical nature.  However, we also note on your earnings conference call on May 4, 2012 you cite seasonality as a factor that affected your operations for the quarter ended March 31, 2012.  Please revise your disclosure in future filings or tell us why no revisions are necessary.

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Eldorado Gold’s Response:

We acknowledge the comments made by the Company’s Chief Executive Officer and Chief Operating Officer (COO) in the May 4, 2012 conference call.  The comments were made in order for the analysts to understand that they cannot simply divide the annual production guidance by four to develop quarterly production targets.  The winter weather was provided as an example to the analysts so they understand that production targets cannot be developed in this way.  Later in the conference call, our COO explained that Kişladağ performed well and exceeded the operational budget in both ounces and cost per ounce.

While the variability in the weather can certainly impact operations, severe weather is not an annual occurrence nor is it predictable when it will occur.  Extreme winter weather has its greatest impact on heap leach operations such as Kişladağ (Turkey).  However, historically it has not had a significant impact on production versus other quarters on average at Kişladağ.

Looking specifically at Q1 2012, when Turkey had an unusually cold winter, we were only 4% below the average quarterly production over the last 10 quarters.  We do not consider this to be a significant variance.  In addition to this analysis, we do not operate any projects where there is a planned shut-down phase due to weather.

Accordingly, we do not consider our operations to have a significant seasonal factor and believe that our disclosure in the notes to the financial statements is fairly presented.

Note 32 – Explanation of transition to IFRS

Staff Comment No. 7

To the extent that your primary financial statements reflect the use of the mandatory exceptions of IFRS 1, please identify for us the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied.  Refer to paragraph 13-17 and 23 of IFRS 1.

Eldorado Gold’s Response:

The Company’s estimates in accordance with IFRSs at the date of transition to IFRS are consistent with the estimates made for the same period in accordance with previous GAAP.  There have been no changes in our policies and procedures around the development of estimates upon the adoption of IFRS.  Further, the actual results from our ongoing operations have provided no objective evidence that previous estimates were materially incorrect.

Disclosure requirements under paragraph 23, “Explanation of transition to IFRSs,” are presented in note 32 of the annual consolidated financial statements.

Exhibit 99.3 – Management’s Discussion and Analysis

Staff Comment No. 8

We note you disclose that $290.1 million of your $393.8 million balance of cash and cash equivalents were held in operating entities in China and Turkey as of December 31, 2011.  We also note you have an established policy and history of paying dividends and substantially all of your revenue and income from operations are generated from foreign sources.  Considering the items noted above and your disclosure on

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page 38 of your financial statements that you intend to indefinitely reinvest the $1.028 billion in unremitted earnings of foreign subsidiaries for the foreseeable future, please expand your disclosure to address your plans for future sources of cash necessary to pay for dividends, exploration and evaluation expenditures, development costs and capital expenditures in other jurisdictions, and administrative and corporate operating expenses.

Eldorado Gold’s Response:

As at December 31, 2011, our capital budget included reinvesting the unremitted earnings of our foreign operations for an indefinite period.  Within that budget we have expansion and development plans within China and Turkey, as well as debt repayments required in China which occupy the historical unremitted earnings. At that point in time, the Company anticipated funding the dividends, exploration and evaluation expenditures, development costs and capital expenditures in jurisdictions outside of China and Turkey, and administrative and corporate operating expenses with future cash flow from future earnings.  These facts formed the basis for our comments referenced in the management discussion and analysis.  Shortly thereafter, the Company acquired European Goldfields which has altered the capital budget for the next 5 years.

As a Company, we are constantly evaluating our needs and adjusting the cash budget as necessary.  At December 31, 2011, we anticipated being able to reinvest our unremitted earnings into our foreign operations.  Since that date, we have acquired three major development projects and have been sourcing additional funds to support our needs.

As a result of the most recent corporate developments we plan to expand our disclosure by stating that dividends, exploration and evaluation expenditures, development costs and capital expenditures in jurisdictions outside of China and Turkey, and administrative and corporate operating expenses will be funded with earnings and cash from future operations and other sources, including our corporate debt facility.

We affirm the aforementioned statements and responses.

In addition, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 40-F;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604 601 6654.

Sincerely,

Eldorado Gold Corporation

/s/ Fabiana Chubbs
Fabiana Chubbs
Chief Financial Officer